Exhibit 2

14 December 2007

Group Executive Consumer Financial Services

Westpac Banking Corporation’s Chief Executive Officer, David Morgan, today announced that Mike Pratt, Group Executive Consumer Financial Services (CFS), has made the decision to leave the organisation to seek new challenges.

Mr. Pratt joined Westpac in 2002, after a number of senior executive roles at NAB and its subsidiary, the Bank of New Zealand.

Dr. Morgan thanked Mr Pratt for his significant contribution to Westpac and wished him well for the future.

“Under Mike’s leadership, Westpac now has strong customer sales and service platforms that continue to drive growth and improved brand strength. Mike’s drive and focus resulted in an outstanding financial performance for CFS in the most recent profit result,” Dr. Morgan said.

Mr. Jeremy Dean will act in the Group Executive CFS role pending a permanent appointment to be made by the CEO elect Gail Kelly. Mr. Dean is currently General Manager Consumer Distribution. He joined Westpac in October 2006 from NAB.

The changes will take effect from 19 December 2007.

Ends.

For Further Information

David Lording

Media Relations

Westpac Banking Corporation

Ph: 02 8253 3510